[Letterhead of Excellency Investment Realty Trust, Inc.]

September 9, 2008

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Mail Stop 4561

Attention:	Jonathan Wiggins Staff Accountant

Re:	Excellency Investment Realty Trust, Inc. Item 4.01 Form 8-K Filed June 12, 2008 File No. 000-50675

Ladies and Gentlemen:

We are in receipt of the comments of the Securities and Exchange Commission (the “Commission”) to the Item 4.01 Form 8-K of Excellency Investment Realty Trust, Inc. (the “Company”), filed June 12, 2008 (the “Form 8-K”), by letter dated June 13, 2008 to Mr. David Mladen, the Company’s President and Chief Executive Officer.  On August 8, 2008, the Company filed (i) an amendment to the Form 8-K, which reflected, where appropriate, the comments in the Commission’s letter, and (ii) a letter setting forth the Company’s responses to such comments.  In connection with the Company’s responses to the Commission’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned with any questions or further comments.

Very truly yours,

Excellency Investment Realty Trust, Inc.

/s/ David Mladen
David Mladen
President and Chief Executive Officer